Exhibit I

CRUDE CARRIERS CORP. REPORTS FOURTH QUARTER RESULTS AND ANNOUNCES QUARTERLY
CASH DIVIDEND OF $0.30 PER SHARE

Highlights:

•	Declared a cash dividend of $0.30 per share for the fourth quarter of 2010

•	Reported fourth quarter net profit of $2.4 million or $0.15 per share (‘EPS’).

•	Earned average Time Charter Equivalent (‘TCE’) of $26,575 per day for the two Very Large Crude Carriers (‘VLCCs’) and $23,826 per day for the three Suezmaxes in the Company’s fleet.

Athens, Greece – February 11, 2011 – Crude Carriers Corp. (“Crude Carriers” or the “Company”) today reported its financial results and declared a cash dividend of $0.30 per share for the fourth quarter of  2010 payable on March 2, 2011 to shareholders of record on February 23, 2011.

The Company’s net profit for the quarter was $2.4 million or $0.15 per share, principally as a result of the commercial operations of our vessels that earned above the TD 3 and TD 5 indices that prevailed in the crude tanker market during the fourth quarter of 2010, as well as a modest recovery in the Suezmax market compared to the third quarter of 2010. Revenues amounted to $12.7 million for the quarter, including $0.7 million of profit sharing revenues earned by two of our vessels employed under the spot index linked time charter arrangement with Shell Shipping & Trading Co.

Total voyage and vessel operating expenses for the quarter amounted to $4.6 million, of which $1.2 million were voyage expenses, comprising mostly of bunker costs and $3.4 million were operating expenses. General and administrative expenses were $1.7 million for the quarter, of which $0.6 million was a non-cash charge related to the Omnibus Incentive Compensation Plan.

Interest expense and finance cost for the fourth quarter 2010 was $1.3 million, principally relating to the $134.6 million outstanding debt, drawn under our $200.0 million revolving credit facility.

Quarterly Dividend of $0.30 per share

The Company’s dividend policy, as described in the listing prospectus, is to pay a variable quarterly dividend based on its cash available for distribution, which represents net cash flow during the previous quarter generated by our vessels trading in the spot crude tanker market less any amount required to maintain a reserve that our Board of Directors (the ‘Board’) determines from time to time is appropriate for the operation and future growth of our fleet.

The Company generated $4.8 million in cash available for distribution during the quarter and its Board declared a cash dividend of $0.30 per share for the period of October 1, 2010 to December 31, 2010. The cash dividend is payable on March 2, 2011 to all shareholders of record on February 23, 2011.

Cash available for distribution is a non US GAAP financial measure described on Appendix A of this press release and in the Company’s second quarter 2010 earnings release.

Crude Tanker Market Overview

During the fourth quarter of 2010 the TD3 (Middle Eastern-Japan) and the TD5 (West Africa – US East Coast) indices averaged $19,758 per day and $20,077 per day.

Crude spot market rates remained close to historical lows, due to the lack of storage demand. Overall, vessel supply remained high on the back of continued deliveries of newbuilding vessels, and limited vessel demolition. The fourth quarter of 2010 saw a modest recovery in crude charter rates, compared to the third quarter of 2010, especially in the Suezmax market, as a result of the seasonal uptick in demand.

Management Commentary:

Mr. Evangelos Marinakis, the Company’s CEO commented: “Our fourth quarter results continue to demonstrate the Company’s capacity to generate attractive dividends even in a weak market environment. Despite a modest recovery, the fourth quarter average spot earnings for VLCCs and Suezmaxes were among the lowest the market has experienced over the last decade. However, the profit sharing arrangements that we have in place with our charterers, as well as our own commercial operations, allowed us to outperform the TD3 and TD5 indices. Furthermore, our low cash breakeven and modern, high specification fleet put us in a strong position to weather a softer market environment, and capitalize on a future market recovery, as the continuously improving crude oil demand fundamentals bode well for the crude tanker market in the medium to long run.”

Conference Call and Webcast

Today, Friday, February 11, 2011 at 10:00 a.m. EST, the Crude Carriers management team will hold a conference call to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: by dialing 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Crude Carriers”.

A telephonic replay of the conference call will be available until February 18, 2011 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code required for the reply is: 70469247#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.crudecarrierscorp.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward Looking Statements

This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect our outlook on the market and our expectations with respect to our strategy and distributions to our shareholders, and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.

About Crude Carriers Corp.

Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which is currently comprised of two VLCC (Very Large Crude Carrier) and three Suezmax tankers. Four out of the five vessels are deployed under spot market index linked arrangements with Shell Trading & Shipping Co.. Crude Carriers Corp. common shares trade on the New York Stock Exchange under the symbol “CRU”.

For further information please contact:
Company contacts:	Investor Relations / Media:
Ioannis Lazaridis, President Tel: +30 (210) 4584 950 E-mail: i.lazaridis@crudecarrierscorp.com Jerry Kalogiratos, CFO Tel: +30 (210) 4584 950 E-mail: j.kalogiratos@crudecarrierscorp.com
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10169, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(NOTES 1, 2)

(In thousands of U.S. Dollars, except number of shares and earnings per share)

	For the three month period ended December 31,		For the nine month period ended December 31,
	2010	2009	2010	2009

Revenues	$12,671	$3,906	55,882	16,870
Expenses:
Voyage expenses	1,044	2,727	18,482	6,252
Voyage expenses- related party	161	-	611	-
Vessel operating expenses	3,050	657	9,152	2,457
Vessel operating expenses -related party	391	135	1,086	540
General and administrative expenses	1,664	-	3,264	-
Vessel depreciation	4,006	839	11,317	3,357
Other operating income	(1,286)	-	(1,286)	-
Operating income/(loss)	$3,641	$(452)	13,256	4,264
Other income (expense), net:
Interest expense and finance cost	(1,354)	(122)	(3,687)	(530)
Interest and other income	64	-	328	2
Total other expense, net	(1,290)	(122)	(3,359)	(528)
Net income/(loss)	$2,351	$(574)	$9,897	$3,736
Net income/(loss) per share (basic and diluted):	$0.15	($0.27)	$0.76	$1.77
Weighted-average number of shares
Common shares (basic and diluted)	13,500,000	-	10,726,027	-
Class B shares (basic and diluted)	2,105,263	2,105,263	2,105,263	2,105,263
Total shares (basic and diluted)	15,605,263	2,105,263	12,831,290	2,105,263

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED BALANCE SHEETS (NOTE 1)

(In thousands of U.S. Dollars)

	As of December 31, 2010	As of December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$10,925	$1
Trade accounts receivable	5,722	1,340
Due from related parties	-	1,878
Prepayments and other assets	453	45
Inventories	1,630	1,411
Total current assets	18,730	4,675
Fixed assets
Vessels, net	392,969	76,238
Total fixed assets	392,969	76,238
Other non-current assets
Deferred charges, net	1,598	347
Restricted cash	5,000	-
Total non-current assets	399,567	76,585
TOTAL ASSETS	$418,297	$81,260

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long term debt	$9,652	$-
Current portion of related-party long-term debt	-	3,161
Trade accounts payable	1,726	1,344
Due to related party	2,333	27
Accrued liabilities	2,038	569
Total current liabilities	15,749	5,101
Long-term liabilities
Long term debt	124,928	-
Long-term related-party debt	-	29,299
Total long-term liabilities	124,928	29,299
Total liabilities	140,677	34,400
Commitments and contingencies
Stockholders’ equity
Total stockholder’s equity	277,620	46,860
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$418,297	$81,260

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(NOTE 1)
(In thousands of U.S. Dollars)

	For the nine month period ended December 31,
	2010	2009
Cash flows from operating activities:
Net income	$9,897	$3,736
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	11,317	3,357
Amortization of deferred charges	617	12
Share based compensation expense	768	-
Changes in operating assets and liabilities:
Trade accounts receivable	(7,123)	249
Due from related parties	1,878	(1,822)
Prepayments and other assets	(561)	38
Inventories	(1,474)	(626)
Trade accounts payable	1,549	20
Due to related parties	(328)	(1,764)
Accrued liabilities	2,215	(39)
Net cash provided by operating activities	18,755	3,161
Cash flow for investing activities:
Vessels’ acquisitions	(399,274)	-
Restricted cash	(5,000)	-
Net cash used in investing activities	(404,274)	-
Cash flows from financing activities:
Offering proceeds	278,545	-
Offering expenses paid	(719)	(27)
Loan Proceeds	134,580	-
Advances from related party	(27)	27
Repayments of related party debt	(791)	(3,161)
Loans issuance costs paid	(2,212)	-
Commission paid for vessel acquisition	(1,930)	-
Dividends paid to stockholders	(11,003)	-
Net cash provided by/(used in) financing activities	396,443	(3,161)
Net increase in cash and cash equivalents	10,924	-
Cash and cash equivalents at beginning of the period	1	1
Cash and cash equivalents at end of period	$10,925	$1
Supplemental Cash Flow Information
Cash paid for interest	$2,348	$513
Non Cash Investing and Financing activities
Net liabilities assumed by CMTC upon contribution of vessel to the Company	56,908	-
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC	4,158	-
Capital expenditures included in liabilities at the end of the year.	24	-

Notes

(1)
The unaudited condensed and consolidated statements of operations and cash flows for the years ended December 31, 2010 and 2009 for the three month period ended December 31, 2009 include the results of operations of M/T Miltiadis M II which was acquired from Capital Maritime & Trading Corp. (“Capital Maritime”), an entity which prior to the offering was under common control, on March 31, 2010, as though the transfer had occurred at the beginning of the earliest period presented. The unaudited condensed and consolidated balance sheet as of December 31, 2009 includes the balance sheets of Crude Carriers Corp. and the vessel-owning company of the M/T Miltiadis M II.

(2)
The Company considers the Class B shares as an equity recapitalization and used the number of Class B shares of 2,105,263 to calculate earnings per share, prior to the offering, for the three and twelve month periods ended December 31, 2009 and for the period from January 1, 2010 to March 16, 2010.

Appendix A - Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Available for Distribution

Description of Non-GAAP Financial Measure – Cash Available for Distribution

Cash Available for Distribution is a quantitative standard used in the publicly-traded Companies to assist in evaluating a Company’s ability to make quarterly cash distributions. Cash Available for Distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

We determine our Cash Available for Distribution as:

Net income (loss)

plus

-	depreciation and amortization
-	non- cash items,
-	loan fees amortization
-	any write-offs or other non-recurring items

less

-	any net income attributable to the historical results of vessels acquired by the company from Capital Maritime, our Manager.
-	any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the conduct and growth of the company’s fleet.

Appendix A - Reconciliation of Non-GAAP Financial Measure - Continued
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Available for Distribution

The tables below reconcile net income to Cash Available for Distribution for the three month period ended December 31, 2010

Reconciliation of Non-GAAP Financial Measure – Cash Available for distribution	For the three-month period ended December 31, 2010
Net Income	2,351
Add:
Depreciation and Amortization	4,068
Share based compensation expense	576
Less:
Recommended Reserves	(2,195)
Cash Available for Distribution	4,800
Number of total shares outstanding	15,999,663
Dividend per Share	0.30